ONE ROQ Spirits LLC



ANNUAL REPORT - 2018

430 Virginia St. – Ste 401
Buffalo, NY 14201
www.oneroqclub.com

This Annual Report is dated April 25, 2019.

BUSINESS

ONE ROQ Spirits is the owner and maker of ONE ROQ Vodka - an internationally award-winning, luxury lifestyle vodka brand, featuring a decentralized (member-owned) business model

Previous Offerings

Between October 16. 2018 and December 17, 2018, we sold 168,071 shares of common stock in exchange for $ .20 per share and between December 18, 2018 and December 31, 2018, we sold 205,710 shares of common stock in exchange for $ .20 per share, under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**
AND RESULTS OF OPERATION

From 2017 to 2018, the Company's Founder directed all focus on the successful preparation and launch of the Company's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System.

Operating Results – 2018 Compared to 2017

	12/31/2018	12/31/2017
Total Assets*	$72,911	$61,662
Cash & Cash Equivalents*	$28,549	$183
Accounts Receivable*	-	-
Short-term Debt*	$226,489	$211,446
Long-term Debt*	$14,581	-
Revenues / Sales*	$9,992	$25,418
Costs of Goods Sold*	$15,982	$19,703
Taxes Paid*	-	-
Net Income*	-$84,046	-$55,748

Sales in both 2017 and 2018 were generated by a single wholesale-distributor the Company chose to maintain in its local market resulting from its original test launch period. Both years sales from this customer were organic in nature and not driven by any direct marketing or advertising investments. In addition, the Company does not consider the 2017 – 2018 delta in sales to be of material importance in light of the fact it had been focusing its efforts solely into redevelopment of its business model for the intended re-launch into the National market.

Sales volume was $9.992 which primarily represents sales generated in Q4 2018 after the company's re-start and as result was down from $25,418 as reported for 2017. Cost of goods sold for 2018 was $15,982 which was up from $19,703 in 2017. The increase in cost of goods sold is attributed to a onetime inventory adjustment for obsolescence and damaged products unavailable for sale to consumers. During 2018 ONE ROQ produced 0 units and sold 138 cases as compared to 915 cases produced and 224 units sold in 2017.

Operating expenses were $70,475 during 2018, compared to $54,695 in 2017. As part of ONE ROQ's strategy to aggressively pursue consumers in the online web market, the company increased advertising and marketing in this area by approximately $25,000 from $7,995 in 2017 to $33,064 in 2018. Legal and professional costs associated with ONE ROQ's crowdfunding campaign resulted in legal and professional costs increasing from $7,204 in 2017 to $11,881 in 2018. All other operating expenditures were either in alignment with prior year spending or decreased as described below:

Operating Expenses

	2018	2017	Change	% Chg
Advertising and marketing	$ 33,064	$ 7,995	$ 25,069	313.6%
Property rent	17,732	19,240	(1,508)	-7.8%
Legal and professional	11,881	7,204	4,677	64.9%
Information technology	4,125	10,481	(6,356)	-60.6%
Travel and entertainment	2,993	5,058	(2,065)	-40.8%
Vehicle expenses	53	1,365	(1,312)	-96.1%
Depreciation and amortization	33	2,466	(2,433)	-98.7%
Other operating expenses	594	886	(292)	-33.0%
Total operating expenses	$ 70,475	$ 54,695	$ 15,780	28.9%

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $ 28,549. [The Company intends to raise additional funds through an equity financing.]

Inventories

Inventories are valued at the lower of cost or market value and were valued at $43,705 and $60,889 at December 31, 2018 and 2017, respectively.

Debt

	2018	2017
Short-term Debt*	$226,489	$211,446
Long-term Debt*	$14,581	-
Total Debt	$241,070	$211,446

One Roq has several unsecured term notes payable to an individual third-party lender in the amount of $146,502 at December 31, 2018 and 2017. The notes accrue interest at 5.0% per annum and accrued interest was on the Company's debt as reflected on its balance sheet was $10,243 and $5,162 at December 31, 2018 and 2017, respectively. Other short-term debt includes trade accounts payable of $69,744 and $59,782 at December 31, 2018 and 2017.

Long-term debt is comprised of amounts paid on behalf of the company by the Company's majority member as further disclosed below.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Management Team
Garrett Green – Founder & CEO
Heath Hettig – Technology Management
Robert Dimmer, Communications
David Bonk – Finance

Contingent Advisory Team
Ken Sutter – Finance
Paul Beggan – Sales & Operations
Veronica-Camaraza-Marketing
Todd Graham – Marketing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	J. Garrett Green 430 Virginia St. Buffalo, NY 14201	48,950,000 shares	0	90.0%

RELATED PARTY TRANSACTIONS

Notes Payable – At December 31, 2018, the Company had a note payable to Mr. J. Garrett Green in the amount of $14,581. The note had no formal repayment terms or stated interest rate.

Lease - The Company rent its office space on a month-to-month basis from a member. During the years ended December 31, 2018 and 2017, the Company was charged $15,000 in related party rent expense.

Guarantee - A related party personally guarantees certain trade accounts payable.

OUR SECURITIES

Our authorized capital stock consists of 54,300,000 shares of common stock, par value $0.20 per share. As of December 31, 2018, 49,323,781 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

However, from time to time, the Company may cast votes or opinions from its Members with regards to select initiatives the Company feels may benefit. For example: new product concepts, packaging design concepts, ad campaigns concepts, and new or modified Club concepts. The Company reserves the right to control the nature of such castings as deems valuable and necessary.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the
         purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

ONE ROQ Spirits LLC

By   /s/

_____

Name: J. Garrett Green

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, J. Garrett Green, Principal Executive Officer of ONE ROQ Spirits LLC, hereby certify that the financial statements of ONE ROQ Spirits LLC included in this Report are true and complete in all material respects.



_____
Principal Executive Officer

ONE ROQ Spirits LLC

Financial Statements
December 31, 2018 and 2017
With
Independent Accountants' Review Report

ONE ROQ SPIRITS LLC

Table of Contents

Smolen
Bonghi
Fleischmann LLP
Certified Public Accountants & Consultants

2425 Sweet Home Rd., Suite A
Amherst, New York 14228
p: 716.389.2900 | f: 716.260.1291

www.sbfllp.com

Independent Accountants' Review Report

To the Members of
ONE ROQ Spirits LLC
Buffalo, New York

We have reviewed the accompanying financial statements of ONE ROQ Spirits LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2018 and 2017. These conditions indicate that the Company may be unable to continue as a going concern without sufficient future funding. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Smolen | Bonghi | Fleischmann LLP

Amherst, New York
April 25, 2019

ONE ROQ SPIRITS LLC

Balance Sheets
December 31, 2018 and 2017

	2018	2017
ASSETS		
CURRENT ASSETS:		
Cash	$ 28,549	$ 183
Inventory	43,705	60,889
Total current assets	72,254	61,072
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	19,260	19,260
Less: accumulated depreciation	(19,260)	(19,260)
	-	-
TRADEMARK COSTS, NET	657	590
	$ 72,911	$ 61,662
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES:		
Notes payable	$ 146,502	$ 146,502
Trade accounts payable	69,744	59,782
Accrued interest	10,243	5,162
Total current liabilities	226,489	211,446
NOTE PAYABLE - MEMBER	14,581	-
	241,070	211,446
MEMBERS' DEFICIT	(168,159)	(149,784)
	$ 72,911	$ 61,662

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Statements of Operations and Members' Deficit
For the Years Ended December 31, 2018 and 2017

	2018	2017
NET SALES	$ 9,992	$ 25,418
COST OF GOODS SOLD	15,982	19,703
GROSS PROFIT (LOSS)	(5,990)	5,715
OPERATING EXPENSES:		
Advertising and marketing	33,064	7,995
Rent	17,732	19,240
Legal and professional	11,881	7,204
Computer and internet	4,125	10,481
Travel and entertainment	2,993	5,058
Auto and truck	53	1,365
Depreciation and amortization	33	2,466
Other operating expenses	594	886
	70,475	54,695
LOSS FROM OPERATIONS	(76,465)	(48,980)
INTEREST EXPENSE	(7,581)	(6,768)
NET LOSS	(84,046)	(55,748)
MEMBERS' DEFICIT:		
Beginning of year	(149,784)	(109,656)
Member contributions	65,671	15,620
End of year	$ (168,159)	$ (149,784)

ONE ROQ SPIRITS LLC

Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (84,046)	$ (55,748)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	33	2,466
Noncash contributed expenses (Note 7)	15,000	32,513
Net changes in assets and liabilities affecting operating cash flows:		
Inventory	17,184	(48,389)
Trade accounts payable	9,962	(855)
Accrued interest	5,081	(2,326)
Net cash used in operating activities	(36,786)	(72,339)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Trademark expenditures	(100)	(225)
Net cash used in investing activities	(100)	(225)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of notes payable	-	116,408
Proceeds from issuance of note payable - member	14,581	-
Principal repayment of notes payable	-	(19,906)
Member contributions (distributions)	50,671	(23,910)
Net cash provided by financing activities	65,252	72,592
NET INCREASE IN CASH	28,366	28
CASH:		
Beginning of year	183	155
End of year	$ 28,549	$ 183
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION:		
Interest paid	$ 2,500	$ 9,094

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017
(See Independent Accountants' Review Report)

1. **NATURE OF OPERATIONS**

   ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer which primarily produces vodka under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing facilities located in Denver Colorado (Milehigh Spirits) and Bend, Oregon (Bend Distilling) with self-production as an important tenant of its future business plans.

   Since its inception, the Company's activities have been primarily focused on product and brand development, market research, distribution relationship procurement, finance and the development of an overall competitive marketing advantage. As a result, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2018 and 2017. These matters raise substantial doubt about the Company's ability to continue as a going concern without sufficient future funding.

   The Company plans on raising additional equity investment funds to meet the objectives of its business plan. During December 2018, the Company offered to sell up to 5,350,000 membership units for a total offering of $1,070,000 in connection with its proposed regulated crowdfunding campaign. As of the date of these financial statements, gross proceeds of $279,000 prior to intermediary commissions were raised pursuant to this offering. The Company will continue to support its operations by raising additional capital through regulated crowdfunding offerings, equity or debt issuances. However, there are no assurances that management will be able to raise the required capital on terms acceptable to the Company and this may significantly impact its business, financial condition and operating results. These financial statements do not include any adjustments that might result from these uncertainties.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Cash and Cash Equivalents – The Company considers all cash accounts which are not subject to withdrawal restrictions and certificates of deposit with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash balances are held with one financial institution. Cash and cash equivalents may exceed federally insured limits at various times throughout the year. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk.

   Trade Accounts Receivable -- The Company uses the reserve method to account for uncollectible accounts receivable and reviews its accounts on a monthly basis. Allowances for potential credit losses are determined based on an evaluation of the composition of accounts and expected credit trends. When an account is deemed uncollectible, the Company charges expense.

   Inventory – Inventory, consisting of various beverages and supplies, is valued at the lower of cost or net realizable value, determined on a first-in, first-out basis.

   Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (5 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

(See Independent Accountants' Review Report)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*Continued*)

Trademark Costs – The costs of obtaining trademarks are capitalized and amortized over a 15-year period using the straight-line method. At December 31, 2018 and 2017, the amounts in the accompanying balance sheets are reflected net of accumulated amortization of $168 and $135, respectively.

Revenue Recognition – The Company recognizes revenue on product sales when pervasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is assured. These conditions are generally met at the time of shipment.

Shipping and Handling Costs – Shipping and handling costs are included in cost of goods sold in the accompanying financial statements.

Advertising Costs – The costs of advertising are charged to expense in the period incurred.

Income Taxes – The Company is a Limited Liability Company ("LLC") and not a taxpaying entity for income tax purposes. As an LLC, the Company's member is liable for individual federal and state income taxes on the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. At December 31, 2018 and 2017, management believes the Company had no uncertain tax positions that would require adjustment to or disclosure in the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. By statute, the Company's tax years subject to audit are 2017 through 2019.

Significant Concentrations of Credit Risk – During the years ended December 31, 2018 and 2017, substantially all of the Company's sales were to one customer.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company beginning January 1, 2019. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2019 and April 25, 2019, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

6

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

(See Independent Accountants' Review Report)

3. NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties, an unrelated party. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes indefinitely. The notes payable totaled $146,502 at December 31, 2018 and 2017.

4. MEMBERS' EQUITY

The Company is authorized to issue up to 55,000,000 membership units. As of December 31, 2018 and 2017, Mr. J. Garrett Green owned 99.26% and 100%, respectively, of the Company's 50,373,781 and 50,000,000 outstanding membership units.

Pursuant to the Company's third amended and restated operating agreement, additional membership interests may be issued at the direction of the member and upon execution of an adoption agreement. Each membership unit entitles the holder: (1) to one vote, except for certain interested transactions, as defined; (2) to receive its pro rata distributions made by the Company; and (3) to enjoy all other rights, benefits and interests in the Company. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the members pro rata in accordance with their percentage ownership interests. Additionally, the amended and restated operating agreement restricts the sale or transfer of ownership interests, other than certain permitted transfers, in that the selling member must provide the Company and other membership holders the right of first refusal at least 45 days prior to any such transfer, as defined in the agreement. Further restrictions on the transferability of the membership units also exist pursuant to the Company's regulated crowdfunding offering (Note 1).

In addition, the amended and restated operating agreement contains certain drag-along provisions whereby holders of more than 50% of the Company's membership units may sell all of their membership units to an unaffiliated third party as part of a sale of all equity of the Company. In such case, such 50% holders shall have the right to include the other members' membership units in the sale by providing the other members with written notice of the transaction, as defined in the agreement.

5. RELATED PARTY TRANSACTIONS

Notes Payable – At December 31, 2018, the Company had a note payable to Mr. J. Garrett Green in the amount of $14,581. The note had no formal repayment terms or stated interest rate.

Lease – The Company rents its office space on a month-to-month basis from a member. During the years ended December 31, 2018 and 2017, the Company was charged $15,000 in related party rent expense.

Guarantee – A related party personally guarantees certain trade accounts payable.

6. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases its office space from a member and other storage space from an unrelated party on a month-to-month basis. Total rent expense was $17,732 and $19,240 for the years ended December 31, 2018 and 2017, respectively.

Litigation – Management has assessed that there is no threatened or pending litigation against the Company or any of its officers.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

(See Independent Accountants' Review Report)

7. NONCASH FINANCING ACTIVITIES

During the years ended December 31, 2018 and 2017, the Company's member paid $15,000, respectively, of Company-related expenses personally which were reflected as member capital contributions in the accompanying financial statements. Additionally, during the year ended December 31, 2017 the Company converted $7,017 of related party notes payable to member's equity. Accordingly, these noncash transactions have been excluded from the accompanying statements of cash flows.

* * * * * * * * * *